

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2007

<u>Via U.S. Mail and Fax (86-21-51686308)</u>
Mr. Gu Xianzhong
President
China Shoe Holdings, Inc.
488 Wai Qingsong Road
Waigang, Jiading District, Shanghai
People's Republic of China 201800

> **Re: China Shoe Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 15, 2007**
> **File No. 333-139910**

Dear Mr. Xianzhong:

We issued comments to you on the above captioned filing on October 16, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 31, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 31, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Bob Carroll at 202-551-3362 if you have any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant